# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 8X8 INC /DE/, CIK 0001023731
CUSIP: 282914100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 675 CREEKSIDE WAY, CAMPBELL, California (CA), 95008
Date of event which requires filing of this statement: 04/06/2026
Amends the filing with accession number 0001085146-25-005959
Filed by CIK 0002003074
Persons authorized to receive notices and communications: Matthew Whitehead, 3000 El Camino Real, Building 5, Suite 450, Palo Alto, California (CA), 94306, 332 242 8518

## Reporting persons
- SYLEBRA CAPITAL LLC (CIK 0002003074): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,367,394; sole dispositive power 0; shared dispositive power 8,367,394; aggregate amount beneficially owned 8,367,394 (6.01% of the class)
- Sylebra Capital Ltd (CIK 0001627436): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 8,367,394; sole dispositive power 0; shared dispositive power 8,367,394; aggregate amount beneficially owned 8,367,394 (6.01% of the class)
- Sylebra Capital Management, Ltd (CIK 0001745666): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 8,367,394; sole dispositive power 0; shared dispositive power 8,367,394; aggregate amount beneficially owned 8,367,394 (6.01% of the class)
- Gibson Daniel Patrick (CIK 0001745725): type of reporting person: individual (IN); citizenship or place of organization: Antigua And Barbuda (B9); source of funds: working capital (WC); sole voting power 0; shared voting power 8,367,394; sole dispositive power 0; shared dispositive power 8,367,394; aggregate amount beneficially owned 8,367,394 (6.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: 8X8 INC /DE/
Address of issuer's principal executive offices: 675 CREEKSIDE WAY, CAMPBELL, California (CA), 95008
Comment: This Amendment No. 4 on Schedule 13D/A (this "Amendment") amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 25, 2023, as amended from time to time (the "Schedule 13D"), relating to the shares of common stock ("Common Stock"), of 8x8, Inc., a Delaware corporation (the "Issuer"), with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 675 Creekside Way, Campbell, California 95008, United States. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Sylebra Capital LLC ("Sylebra US") hereby files this Amendment on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 1.

Sylebra US and Sylebra Capital Limited ("Sylebra HK") are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. ("SCP MF"), Sylebra Capital Menlo Master Fund ("MENLO MF") and other advisory clients. The term Affiliated Investment Entities refers to SCP MF, MENLO MF and the other advisory clients. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson ("Gibson") owns 100% of the Class A shares of Sylebra Cayman and 100% of the share capital of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities.

Sylebra US, Sylebra HK, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.
Residence or business address:
SYLEBRA CAPITAL LLC - 3000 El Camino Real, Building 5, Suite 450, Palo Alto, CA 94306

Sylebra Capital Ltd - 20th Floor, 256 Hennessy Road, Wan Chai, Hong Kong

Sylebra Capital Management, Ltd - c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town Grand Cayman KY1-9008, Cayman Islands

Gibson Daniel Patrick - 3000 El Camino Real, Building 5, Suite 450, Palo Alto, CA 94306
Present principal occupation or employment:
SYLEBRA CAPITAL LLC - Investment Sub-Adviser

Sylebra Capital Ltd - Investment Sub-Adviser

Sylebra Capital Management, Ltd - Investment Manager

Gibson Daniel Patrick - (i) director and owner of Sylebra Capital Limited and Sylebra Capital Management and (ii) a sole member of Sylebra Capital LLC
Criminal convictions in the last five years:
SYLEBRA CAPITAL LLC - NONE

Sylebra Capital Ltd - NONE

Sylebra Capital Management, Ltd - NONE

Gibson Daniel Patrick - NONE
Civil proceedings (securities laws) in the last five years:
SYLEBRA CAPITAL LLC - NONE

Sylebra Capital Ltd - NONE

Sylebra Capital Management, Ltd - NONE

Gibson Daniel Patrick - NONE
Citizenship:
SYLEBRA CAPITAL LLC - Delaware, US

Sylebra Capital Ltd - Hong Kong

Sylebra Capital Management, Ltd - Cayman Islands

Gibson Daniel Patrick - Antiqua and Barbuda

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A as this was a disposal of securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
N/A as this was a disposal of securities. The Reporting Persons previously filed a Schedule 13D to report beneficial ownership of the Issuer's Common Stock, reflecting an initial intent to potentially influence the Issuer's management or policies.

Subsequently, the Reporting Persons have adopted a passive investment stance but were unable to transition to a Schedule 13G. The Reporting Persons have no plans or proposals with respect to the Issuer that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SYLEBRA CAPITAL LLC - 8,367,394; 6.01%

Sylebra Capital Ltd - 8,367,394; 6.01%

Sylebra Capital Management, Ltd - 8,367,394; 6.01%

Gibson Daniel Patrick - 8,367,394; 6.01%
Number of shares as to which each person has sole or shared power to vote or dispose:
SYLEBRA CAPITAL LLC - 8,367,394

Sylebra Capital Ltd - 8,367,394

Sylebra Capital Management, Ltd - 8,367,394

Gibson Daniel Patrick - 8,367,394
Transactions in the class effected during the past sixty days:
SYLEBRA CAPITAL LLC - Please refer to exhibit 2 in relation to the transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.

Sylebra Capital Ltd - Please refer to exhibit 2 in relation to the transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.

Sylebra Capital Management, Ltd - Please refer to exhibit 2 in relation to the transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.

Gibson Daniel Patrick - Please refer to exhibit 2 in relation to the transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds:
SYLEBRA CAPITAL LLC - No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock.

Sylebra Capital Ltd - No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock.

Sylebra Capital Management, Ltd - No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock.

Gibson Daniel Patrick - No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Items 3, 4 and 5 is hereby incorporated herein by this reference.

Except for the Joint Filing Agreement attached hereto as Exhibit 1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, dated as of April 8, 2026 by and among the Reporting Persons.

Exhibit 2 - Transaction history.

## Signatures
- SYLEBRA CAPITAL LLC: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (04/08/2026)
- Sylebra Capital Ltd: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (04/08/2026)
- Sylebra Capital Management, Ltd: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (04/08/2026)
- Gibson Daniel Patrick: /s/ Matthew Whitehead, Matthew Whitehead, Authorized Signatory (04/08/2026)